

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 20, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Gary H. Schlatter
Chief Executive Officer
Oralabs Holding Corp.
18685 East Plaza Drive
Parker, CO 80134

> **Re: Oralabs Holding Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2006**
> **File No. 000-23039**

Dear Mr. Schlatter:

We have reviewed your supplemental draft response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Rule 14a-4(a)(3) under the Exchange Act requires you to separately break out on the proxy card each matter to be voted on. In this regard, we note the proposal to amend your charter to change the name of your company, increase the authorized number of shares of common stock, and increase the authorized number of shares of preferred stock. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. Please see the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). The disclosure in your proxy statement should also be revised to address each of these matters separately.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Douglas B. Koff
        Koff, Corn & Berger, P.C.
        303 E. 17th Street, Suite 940
        Denver, CO 80203-1262